On July 19, 2004, a class action complaint entitled Gilliam, et al. v. Fidelity Management & Research Co., FMR Co., Inc., FMR Corp., Fidelity Distributors Corp., et al. was filed in the U.S. District Court for the District of Massachusetts alleging, among other things, that the defendants failed to disclose revenue sharing and fund portfolio brokerage practices adequately in the prospectuses of certain Fidelity funds. The complaint, which names over 200 Fidelity funds as nominal defendants, seeks unspecified damages. Four additional lawsuits making similar allegations have been filed, and other similar cases may be filed in the future. Any recovery of damages would revert to the funds. Fidelity believes these allegations are without merit and intends to defend them vigorously.

On July 23, 2004, a complaint entitled Bennett, et al. v. Fidelity Management & Research Co. and FMR Co., Inc. was filed in the U.S. District Court for the District of Massachusetts alleging, among other things, that the defendants breached their fiduciary duties by charging excessive management fees in violation of Section 36(b) of the 1940 Act. Plaintiffs seek unspecified damages and other relief, including a return of management fees paid by the funds and a reduction of future management fees. Any recovery of damages would revert to the funds. Another lawsuit making similar allegations has been filed, and other similar cases may be filed in the future. Fidelity believes these allegations are without merit and intends to defend them vigorously.